Exhibit 99.1

Cimatron Reports Best Ever Third Quarter with Record
Q3 Revenues, Operating Profit and Net Profit

Givat Shmuel, Israel, – November 13th, 2014 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced its financial results for the third quarter and first nine months of 2014.

Highlights of Cimatron’s results for these periods include the following:

•	27% year-over-year increase in non-GAAP operating profit for Q3/14, to a third quarter record of $1.8 million;
•	29% year-over-year increase in non-GAAP operating profit for the first nine months of 2014;
•	8% year-over-year revenue growth on a constant currency basis in Q3/14, to record Q3 revenues of $11.2 million;
•	18th consecutive quarter with year-over-year revenue growth on a constant currency basis;
•	88% gross margin and 16% operating margin on a non-GAAP basis in Q3/14
•	Record $8.0 million cash flow from operating activities in the first nine months of 2014;
•	End of September net cash balance of $20.1 million or $1.87 per share

Commenting on the news, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “Once again, we are very pleased to report our best ever third quarter, with record revenues, operating profit and net profit. The solid year-over-year revenue growth in the quarter came from both our product lines and from both new license revenues as well as maintenance revenues, resulting in 27% year-over-year increase in operating profit due to the strong operating leverage in our business model.”

“Our product rollout for 2014 is progressing as planned. CimatronE version 12 was released in Q3 to growing acclaim for its many new capabilities. The next milestone is the GibbsCAM 2015 release towards the end of the year. This version incorporates the revolutionary UKM (Universal Kinematic Machine) technology, enabling users to program and simulate virtually any machine with extreme accuracy. UKM was demonstrated at IMTS 2014, and received extremely positive feedback. With strong and accelerating financial performance, combined with promising version releases for our two product lines, we remain optimistic about the future of the company.” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the third quarter and first nine months of 2014:

GAAP:

Revenues for the third quarter of 2014 increased by 8% to $11.2 million, from $10.3 million recorded in the third quarter of 2013. For the first nine months of 2014, revenues increased by 8% to $33.9 million, compared to $31.5 million in the same period of 2013.

Gross Profit for the third quarter of 2014 was $9.7 million, as compared to $8.9 million in the same period in 2013. Gross margin in the third quarter of 2014 constituted 87% of revenues, compared to 86% in the third quarter of 2013. For the first nine months of 2014, gross profit was $29.5 million, compared to $27.4 million in the same period of 2013. Gross margin for the nine months ended September 30, 2014 was 87% of revenues, the same as in the first nine months of 2013.

Operating Profit in the third quarter of 2014 increased to $1.5 million, from $1.2 million in the corresponding quarter of 2013.  In the first nine months of 2014, operating profit increased to $4.2 million, compared to an operating profit of $3.4 million in the first nine months of 2013.

Net Profit for the third quarter of 2014 was $1.0 million, or $0.09 per diluted share, compared to a net profit of $1.0 million, or $0.10 per diluted share, recorded in the same quarter of 2013. In the first nine months of 2014, net profit increased to $2.9 million, or $0.27 per diluted share, compared to a net profit of $2.6 million, or $0.27 per diluted share, in the first nine months of 2013.

Non-GAAP:

Revenues for the third quarter of 2014 increased by 8% to $11.2 million, from $10.3 million recorded in the third quarter of 2013. For the first nine months of 2014, revenues increased by 8% to $33.9 million, compared to $31.5 million in the same period of 2013.

Gross Profit for the third quarter of 2014 was $9.8 million, as compared to $9.0 million in the same period of 2013. Gross margin in the third quarter of 2014 constituted 88% of revenues, the same as in the third quarter of 2013. In the first nine months of 2014, gross profit was $29.9 million, compared to $27.8 million in the first nine months of 2013. Gross margin for the nine months ended September 30, 2014 was 88% of revenues, the same as in the first nine months of 2013.

Operating Profit in the third quarter of 2014 increased by 27% to $1.8 million, from $1.4 million in the corresponding quarter of 2013. In the first nine months of 2014, operating profit increased by 29% to $5.1 million, compared to an operating profit of $4.0 million in the first nine months of 2013.

Net Profit for the third quarter of 2014 increased to $1.2 million, or $0.11 per diluted share, compared to net profit of $1.1 million, or $0.11 per diluted share, recorded in the same quarter of 2013. In the first nine months of 2014, net profit increased to $3.6 million, or $0.33 per diluted share, compared to a net profit of $3.0 million, or $0.32 per diluted share, in the first nine months of 2013.

Conference Call

Cimatron's management will host a conference call today, November 13, 2014, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-866-860-9642
International: +972-3-9180664
Israel: 03-9180664

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets, stock based compensation and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact:	Investor Relations contact
Ilan Erez, Chief Financial Officer	Ehud Helft/Kenny Green
Cimatron Ltd.	GK Investor Relations
Tel.; 972-73-237-0114	Tel: (US) 1 646 201 9246
Email: ilane@cimatron.com	Email: Cimatron@gkir.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Total revenue	11,160	10,301	33,877	31,498

Total cost of revenue	1,465	1,405	4,418	4,122

Gross profit	9,695	8,896	29,459	27,376

Research and development expenses	1,857	1,790	5,643	5,276

Selling, general and administrative expenses	6,374	5,891	19,609	18,694

Operating income	1,464	1,215	4,207	3,406

Financial income (expenses), net	(105)	15	(109)	(9)

Taxes on income	(393)	(265)	(1,152)	(834)

Other	4	(1)	(22)	4

Net income	970	964	2,924	2,567

Less: Net income attributable to the noncontrolling interest	-	(9)	(10)	(6)

Net income attributable to Cimatron's shareholders	$970	$955	$2,914	$2,561

Net income per share - basic and diluted	$0.09	$0.10	$0.27	$0.27

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,761	9,727	10,748	9,480

Diluted EPS (in thousands)	10,761	9,740	10,761	9,488

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Nine months ended
	September 30,						September 30,
	2014			2013			2014			2013
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	11,160	-	11,160	10,301	-	10,301	33,877	-	33,877	31,498	-	31,498

Total cost of revenue (1)	1,465	(147)	1,318	1,405	(147)	1,258	4,418	(441)	3,977	4,122	(441)	3,681

Gross profit	9,695	147	9,842	8,896	147	9,043	29,459	441	29,900	27,376	441	27,817

Research and development expenses (2)	1,857	(12)	1,845	1,790	(3)	1,787	5,643	(36)	5,607	5,276	(3)	5,273

Selling, general and administrative expenses	6,374		6,222	5,891		5,861	19,609		19,173	18,694		18,579
Non-cash amortization of acquired intangible assets		-						-			(85)
Stock-based compensation		(152)			(30)			(436)			(30)

Operating income	1,464	311	1,775	1,215	180	1,395	4,207	913	5,120	3,406	559	3,965

Financial income (expenses), net	(105)	-	(105)	15	-	15	(109)	-	(109)	(9)	-	(9)

Taxes on income (3)	(393)	(75)	(468)	(265)	(34)	(299)	(1,152)	(243)	(1,395)	(834)	(125)	(959)

Other	4	-	4	(1)	-	(1)	(22)	-	(22)	4	-	4

Net income	970	236	1,206	964	146	1,110	2,924	670	3,594	2,567	434	3,001

Less: Net income attributable to the noncontrolling interest	-	-	-	(9)	-	(9)	(10)	-	(10)	(6)	-	(6)

Net income attributable to Cimatron's shareholders	$970	$236	$1,206	$955	$146	$1,101	$2,914	$670	$3,584	$2,561	$434	$2,995

Net income per share - basic and diluted	$0.09		$0.11	$0.10		$0.11	$0.27		$0.33	$0.27		$0.32

Weighted average number of shares outstanding

Basic EPS (in thousands)	10,761		10,761	9,727		9,727	10,748		10,748	9,480		9,480

Diluted EPS (in thousands)	10,761		10,761	9,740		9,740	10,761		10,761	9,488		9,488

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets
(2) Non-GAAP adjustment to exclude stock-based compensation
(3) Non-GAAP adjustment to exclude the effect of deferred taxes and other non-current tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2014	2013

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$20,144	$13,052
Trade receivables	4,287	6,838
Other current assets	1,944	2,434
Total current assets	26,375	22,324

Deposits with insurance companies and severance pay fund	3,596	3,725

Net property and equipment	998	977

Net other assets	9,695	10,407

Total assets	$40,664	$37,433

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1	$5
Trade payables	1,220	1,356
Accrued expenses and other liabilities	5,381	6,297
Deferred revenues	5,035	2,974
Total current liabilities	11,637	10,632

LONG-TERM LIABILITIES:
Accrued severance pay	4,852	5,018
Deferred tax liability	-	69
Total long-term liabilities	4,852	5,087

Total shareholders’ equity	24,175	21,714
Total liabilities and shareholders’ equity	$40,664	$37,433

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

				Accumulated
			Additional	other comprehensive income			Comprehensive income	Total
	Noncontrolling Interest	Share capital	paid-in capital		Retained earnings	Treasury stock		shareholders’ equity
Balance at December 31, 2013	$33	$350	$17,172	$88	$4,823	$(752)		$21,714
Changes during the nine months ended September 30, 2014:
Net income	10				2,914		2,924	2,924
Issuance of Restricted Shares		1	-					1
Stock based compensation			472					472
Other	(43)			(430)			(473)	(473)
Foreign currency translation adjustment				(463)			(463)	(463)
Total comprehensive income							1,988
Balance at September 30, 2014	$-	$351	$17,644	$(805)	$7,737	$(752)		$24,175

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended September 30,
	2014	2013

Cash flows from operating activities:
Net income	$2,924	$2,567

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	701	796
Increase (decrease) in accrued severance pay	(331)	415
Stock based compensation	472	33
Deferred taxes, net	(252)	(115)

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	3,039	332
Decrease (increase) in inventory	(9)	12
Decrease (increase) in deposits with insurance companies and severance pay fund	129	(328)
Increase (decrease) in trade payables, accrued expenses and other liabilities	1,299	(425)
Net cash provided by operating activities	7,972	3,287

Cash flows from investing activities:
Purchase of property and equipment	(311)	(346)
Additional payment for acquisition of subsidiary	(92)	-
Net cash used in investing activities	(403)	(346)

Cash flows from financing activities:
Short-term bank credit	(4)	20
Long-term bank credit	-	(3)
Cash distribution to shareholders	-	(7,916)
Proceeds from issuance of shares upon exercise of options	-	47
Proceeds from issuance of restricted shares	1	9
Proceeds from issuance of shares from public offering	-	5,786
Net cash used in financing activities	(3)	(2,057)

Net increase in cash and cash equivalents	7,566	884
Effect of exchange rate changes on cash	(474)	127
Cash and cash equivalents at beginning of period	13,052	11,903
Cash and cash equivalents at end of period	$20,144	$12,914

Appendix A - Non-cash transactions
Purchase of property on credit	$8	$7